April 2, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Acceleration Request –
Registration Statement on Form S-1
File No. 333-
Registrant: Allstate Life Insurance Company of New York
Principal Underwriter: Allstate Distributors, L.L.C.

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-1 is hereby requested to May 1, 2018.

Please direct any questions or comments to Angela K. Fontana at 847-402-9365. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

ALLSTATE DISTRIBUTORS, L.L.C.

/s/ Angela K. Fontana
Angela K. Fontana Vice President, General Counsel and Secretary